

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

April 28, 2017

Bradley J. Dickerson
Chief Financial Officer
Blue Apron Holdings, Inc.
5 Crosby Street
New York, New York 10013

>  **Re:  Blue Apron Holdings, Inc.**
>  **Draft Registration Statement on Form S-1**
>  **Submitted March 31, 2017**
>  **CIK No. 0001701114**

Dear Mr. Dickerson:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.  We note references in your prospectus to third-party sources, including Nielsen and Euromonitor, for statistical, qualitative and comparative statements contained in your prospectus.  Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon.  Please also disclose whether you commissioned any of the materials to which you refer and file the consent of each party who conducted any of the studies to which you refer, or confirm that these studies are widely available to the public.

Gatefold

3.  We note your reference here to the number of meals you have delivered nationwide.  Please revise to indicate that this number is from inception through 2016, if true.  Please also provide the number of Orders this represents, considering you state that Orders is a key metric you use to evaluate your business.

Prospectus Summary

4.  Please provide the basis for your statement that you are "transforming the way that food is processed, distributed, prepared and consumed."

Our Value Proposition, page 3

5.  Please provide the basis for your belief that your "meals are more affordable when compared to purchasing similar quality ingredients at a traditional grocery store in the amounts necessary to recreate a given week's menu."

Implications of Being an Emerging Growth Company, page 8

6.  Please revise your disclosure to reflect the new gross revenue threshold in the definition of Emerging Growth Company found in Rule 405 of the Securities Act of 1933 following inflation adjustments effective April 12, 2017.

Use of Proceeds, page 48

7.  You state that a portion of the net proceeds of the offering will be used to repay indebtedness.  Please state the interest rate and maturity of such indebtedness, or provide a cross-reference to this information.  See Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance

Overview, page 56

8.  You state that from inception through December 31, 2016, you derived the substantial majority of your net revenue from sales of your meals.  Please place this information in context by stating how much of your net revenue was derived from sales other than from meals.

Key Financial and Operating Metrics, page 57

9.  Please balance your discussion of your key financial and operating metrics by identifying material risks or limitations in using those particular metrics, as applicable.

10. Please elaborate on any financial and operating metrics you use to measure customer retention, and any risks or limitations to using those metrics as you define them.  For example, please discuss the metric "Repeat Orders."  In doing so, please reconcile the disclosure you provide on page 58, which discusses the percentage of net revenue generated from Repeat Orders, with the disclosure you provide on page 16, which discusses your expectation that a majority of new customers will significantly reduce or cease their purchases of product offerings during the first two quarters after they become customers and discuss this expectation in the context of your Key Factors – Customer Engagement.  In addition, please quantify the amount of revenue associated with customers who do not place Repeat Orders or, alternatively, revenue from repeat customers.

Key Factors Affecting Our Performance, page 58

11. Please provide a discussion that provides some indication on how impactful the promotional discounts are on your revenue growth and any material trends you see in this area.  Please quantify the amount of, and recovery periods for, marketing expenses of acquiring and retaining new customers.  Please also quantify marketing expenses that are not recovered because the customers do not make repeat sales.

Customer Acquisition, Customer Retention, and Brand Awareness, page 58

12. We note that your growth is in part dependent on attracting and retaining customers and that you intend to increasingly focus on customer retention.  Please discuss any known trends or uncertainties regarding customer retention that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.  See Item 303(a)(3) of Regulation S-K.

Components of Our Results of Operations

Net Revenue, page 60

13. Elaborate upon your increase in Net revenue from 2015 to 2016 and from 2014 to 2015 to clarify how much of the increase is attributable to customer acquisition, or new customers, versus customer retention, or Repeat Customers.

Results of Operations, page 61

14. The cost of your customer referral program as a percentage of revenue decreased over the 3 years ended December 31, 2016.  Please indicate whether this expense is influenced by you, the customer or some combination of both.  Conversely, advertising and promotional activity as a percentage of net revenue increased over the 3 year period. Please indicate whether there is any correlation between the expense of the customer referral program relative to spending in advertising and other promotional activity.  If so, please identify the relationship in your discussion.

Quarterly Results of Operations and Other Financial and Operations Data, page 67

15. We note that increased marketing expenses in the third quarter of 2016 were due in part in response to increased competitive promotional activity during this period.  Please place this information in context by clarifying the reasons for the increase in competitive promotional activity during that particular period, and whether you anticipate this trend to continue.  For example, if you anticipate an increase in marketing expenses in response to increased competitive promotional activity during the summer months and the end of year holidays, please state this.

Seasonality, page 69

16. Please indicate why you believe that the trajectory of rapid growth has masked the seasonality of your quarterly results.  In this regard, please advise why the quarter-to-quarter revenue growth would not be illustrative of seasonality.

Cost of goods sold, excluding depreciation and amortization, page 69

17. We note that cost of goods sold as a percentage of quarterly revenue varied significantly from 55% to 81%.  We further note your explanation that higher outside temperatures in the summer months require more expensive fulfillment packaging material for your meals, thus presumably increasing cost of goods relative to revenues for that period. Please indicate whether this is the sole reason for the depressed margins in the quarters

ended September 30.  Please also address the reason for the significant quarter-to-quarter fluctuation in quarters other than those explained by higher outside temperatures.

<u>Business</u>

18. In an appropriate place in your prospectus, please describe the material terms and conditions associated with customer returns and refunds.  See Item 101(c)(1)(vi) of Regulation S-K.

19. We note your acquisition of a beef supplier in the first quarter of 2017 and your ownership of a licensed winery.  In an appropriate place in your prospectus, please discuss whether your plans for growth include further expanding the vertical integration of your business, and in what ways if known.

<u>Our Brand and Marketing, page 95</u>

20. We note you disclose you believe you have efficient payback on your marketing expenses based on your customers' Order frequency and Average Order Value in the fourth quarter of 2016.  Also, on page 99 you state you have historically had efficient payback periods on your marketing expenses due to the cumulative revenue that you have generated from your customers.  Please tell us the duration of these payback periods, how you measure efficiency, and how your payback periods relate to "lifetime values" of your customers and customer retention.

<u>Attractive Unit Economics, page 99</u>

21. Please explain your reference to "higher per-order profitability," considering you have yet to be profitable.

<u>International Expansion, page 101</u>

22. Please disclose the timeframe in which you plan to expand.  If you have not determined this, please state this fact.

<u>Our Competition, page 102</u>

23. We note you list certain positive and negative factors pertaining to your competitive position in your Risk Factor section on page 21.  Please elaborate on these factors here, and provide any material quantitative or qualitative measures of these factors, if known. This discussion should address your competitive position in the geographic markets in which you compete, and an estimate of the number of your competitors.  See Item 101(c)(1)(x) of Regulation S-K.

Related Person Transactions

Loan to Executive Officer, page 127

24. You state that you paid Mr. Wadiak a bonus of $227,100 in December 2014 to ameliorate the tax impact of the loan forgiveness, but it appears the bonus exceeded the value of the loan. Please advise and disclose whether the bonus was intended to compensate Mr. Wadiak for something in addition to the tax impact of a forgiven loan in the amount of $133, 423.

Registration Rights, page 128

25. Please revise to identify each stockholder that is a party to your Investors' Rights Agreement. Please describe your indemnification obligations to these stockholders and any other material rights they hold under the agreement that survive completion of this offering. Refer to Item 404(a) of Regulation S-K.

Description of Capital Stock

Conversion, page 134

26. Please describe any material risks, consequences or effects associated with the conversion features of the Class B and Class C common stock.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Account Receivables, page F-9

27. Please explain to us the role of third party sellers and how they are part of your strategy to increase revenues. In this regard, please indicate the point in time that revenue is recognized and whether there exists a right of return. If so, please describe the right in detail. Please also justify why such sales appear to be recorded at the gross amount of the transaction.

28. We note your disclosure on page F-12 that you provide primary customer service for products sold on your website by third parties. Please tell us your consideration of ASC 605-25.

Revenue Recognition, page F-12

29. Please explain to us the process by which customer credits and refunds occur and how you ensure your estimation process is consistent with subsequent actual refunds. We assume the accrual for unredeemed credits and refunds reserve relates to customer credits and refunds. If otherwise, please explain the nature of the accrual. If so, please tell us what consideration you gave to including the activity in your allowance for credits and refunds in the financial statements or Schedule II of Rule 5-04 of Regulation S-X.

30. You state on page 60 under Marketing that customers may earn complimentary meal deliveries through the customer referral program. Please provide us the accounting entries to illustrate the method and timing to record this or other promotional discounts. Please also explain your basis in GAAP for the accounting treatment.

Commitments and Contingencies, page F-19

31. Please explain to us the nature of the Company's involvement in the construction of the fulfillment centers in New Jersey and California that caused you to be deemed the owner for accounting purposes. Please be detailed in your explanation. Please also reconcile the facility financing obligation and the lease portion of other current liabilities to the aggregate future non-cancelable lease payments relating to non-operating leases.

Note 12. Share-based Compensation

32. Please advise whether the option to purchase 481,123 shares at an exercise price of $62.35 has been adjusted for any stock splits. Please also explain how the derived service period of 5.7 years was determined.

Prospectus Back Cover Page

33. Please revise to include the dealer prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

Part II

Item 17. Undertakings, page II-3

34. Please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

You may contact Ta Tanisha Meadows, Staff Accountant, at 202-551-3322 or Jim Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters.  Please contact Jacqueline Kaufman, Staff Attorney at 202-551-3797, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc:     Benjamin C. Singer, Esq.
        Mark G. Borden, Esq., Wilmer Cutler Pickering Hale and Dorr LLP
        David A. Westenberg, Esq., Wilmer Cutler Pickering Hale and Dorr LLP